Exhibit 6.4

Alkiviades David

Financial Support Letter

November 21, 2017

RBSM LLP

101 Larkspur Landing Circle, Suite 321

Larkspur, CA 94939

This letter is being written to confirm that I, Alkiviades David, a majority shareholder in Hologram USA Network Inc., and its subsidiaries, (the “Company”) will be providing full financial support to meet the working capital needs of Hologram USA Networks Inc., until March 31, 2019 or until a time at which the Company is able to fully support its working capital needs.

I am member of the Leventis-David family, whose holdings include manufacturing, bottling plants, property and shipping. Since 2008, I am one of the principal shareholders of Leventis-David Group, which owns Coca-Cola Hellenic bottling plants in various countries in Africa. Additionally, my companies include the Internet-based television provider FilmOn, and other on-line businesses.

Support may include, cash support to meet operating expenses and other legal obligations.

I confirm that the financial support provided to Hologram USA Networks Inc., until at least March 31, 2019 and will ensure that it will remain a going concern till that date.

Sincerely,

/s/ Alki David

Signed

Mr. Alkiviades David